Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

                                  May 20, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Leslie A. Overton
           Associate Chief Accountant
           Division of Corporation Finance

Re:        Ciralight Global, Inc.
           Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed on May 3, 2010
           File No. 333-165638

Dear Ms. Overton,

     This letter is in response to your request for additional information discussed during our conference call with representatives of Ciralight Global, Inc. ("Company") and you on May 13, 2010, regarding the Company's written response to Comment No. 28 of the Staff's April 19, 2010 Comment Letter.

     This letter is comprised of the following three parts (I, II and III):

     * Part I is simply a reiteration of the Staff's Comment No. 28 and the Company's prior written response thereto (Part I was included so that you would conveniently have everything in one document to facilitate your review);

     * Part II includes our understanding of the seven issues and questions raised by you in our May 13 conference call followed by the Company's responses and positions on the seven issues and questions; and

     * Part III is the Company's revised response to its original response to Comment No. 28.

PART I: THE COMPANY'S PRIOR RESPONSE TO COMMENT NO. 28 (CONTAINED IN THE COMPANY'S MAY 3, 2010 RESPONSE LETTER)

Financial Statements - Ciralight, Inc.

28. The Adams Agreement and related transactions occurred in April 2009, which is more than three months subsequent to the most recent financial statements included in the filing for Ciralight, Inc. Please include the 2009 interim financial statements for Ciralight, Inc. in the filing. If Ciralight, Inc. is deemed a predecessor, these financial statements should be audited. If Ciralight, Inc. is not deemed a predecessor, these financial statements may be unaudited.

     Response:

     Background Information. Prior to our incorporation, there existed a company named "Ciralight, Inc." (referred to herein as "Old Ciralight") that was in the advanced skylights business. By the end of 2008, Old Ciralight was in dire financial straits and was having difficulty retaining staff, making sales, paying for component parts and other trade payables, paying its office and warehouse rents and servicing its heavy debt load. In January 2009, several officers and directors resigned from Old Ciralight and many of its employees either left the company or were laid off.

     On January 27, 2009, Old Ciralight granted Mr. George Adams, Sr., its only secured creditor, the right to (i) manufacture the Old Ciralight product on an exclusive basis and unconditionally and (ii) market and sell the its product, and agreed to ship all of its inventory to a facility owned or controlled by Mr. Adams in Ontario, California. For intents and purposes, Old Ciralight ceased its operations on January 27, 2009.

     The revenues received by Old Ciralight in January and February 2009 were directly related to sales that had been made in 2008 and covered the sale and delivery of approximately 150 Suntracker One(TM) products, a very nominal volume. After January 27, 2009, no meaningful or material business activities occurred in Ciralight Global, Inc. For a few weeks thereafter, the staff was reduced to two people who were charged with sorting out the debts and winding down the business.

     Mr. Adams began working with the people who would become the management and principals of Ciralight Global, Inc. during February 2009 and such management incorporated Ciralight Global, Inc.on February 26, 2009. The original plan between Mr. Adams and Ciralight Global, Inc. was for Ciralight Global, Inc. to handle sales, manufacturing, marketing and fulfillment of Ciralight products on behalf of Mr. Adams. So, Ciralight Global, Inc. immediately began manufacturing the Suntracker One(TM) products, leased warehouse space, negotiated with suppliers for component parts, agreed to repair or replace defective products that had been previously sold by Old Ciralight and installed by Old Ciralight's dealers and contractors.

     On March 15, 2009, Mr. Adams formally foreclosed on all of the assets of Old Ciralight. By the end of March 2009, Mr. Adams and Ciralight Global, Inc.'s management began negotiations pursuant to which Ciralight Global, Inc. would purchase all of the foreclosed assets from Mr. Adams.

     In April 2009, we entered into an Exchange of Stock for Assets Agreement with Mr. George Adams, Sr. ("Adams Agreement") to acquire certain assets including, but not limited to, a patent, a patent application and other patent rights, artwork, trademarks, equipment, furniture, databases, technical drawings, promotional materials, trade names and inventory parts and marketing rights related to the Suntracker One(TM) and Suntracker Two(TM) products previously owned and distributed by Ciralight, Inc., a Utah corporation, such assets having been foreclosed on by Mr. Adams, who was the secured creditor of Old Ciralight. We have no affiliation, contractual or otherwise, with Old Ciralight.

     In April 2009, we acquired all of the above described assets from Mr. Adams, except for the patent, the patent application and other patent rights, in exchange for 3,200,000 shares of our common stock and 1,000,000 shares of our Series A Preferred Stock. In December 2009, we acquired the patent, patent application and other patent rights from Mr. Adams in exchange for the issuance by us of an additional 400,000 shares of our common stock and a convertible promissory note in the amount of $250,000. The note is convertible into shares of our common stock at a conversion rate of one share per $.25 of outstanding principal and interest. As a result of this transaction, Mr. Adams is our largest shareholder.

     We believe that the following unaudited information related to Old Ciralight and Ciralight Global, Inc. supports of our argument that during the first quarter of 2009, Old Ciralight conducted no material or meaningful business and for all intents and purposes was dead:


                           See table on following page

Ciralight Global
Comparisons for the SEC Request to Not Audit the Stub Period

     NET LOSS COMPARISONS:

     Comparison of Old Ciralight Net Loss:
     Net Loss During FY for 1/1/09 through 3/14/09                     79,787.29
     Net Loss During FY 2008                                        3,792,271.87
     2009 Net Loss as a percentage of 2008                                  2%

     Comparison of 2009 Net Loss - Old Co. to New Co.
     Net Loss During FY for 1/1/09 through 3/14/09                     79,787.29
     Net Loss for Ciralight Global (2/26/09 - 12/31/09                820,289.00

     Loss if both Companies had been combined in 2009                 900,076.29
     Old Ciralight loss as a percentage of new co. loss                     9%

     REVENUE COMPARISON:

     Revenue 1/1/09 - 3/14/09                                         179,894.09
     2008 revenues for old co                                       1,592,263.00
     2009 revenues as a percentage of 2008                                 11%

     Summary: As can be seen from the table above and the narrative discussion above, the losses and revenues when compared to both the prior year for Old Ciralight and to 2009 for New Ciralight are immaterial. The Company further notes that there is not a full quarter of activity for Old Ciralight in 2009.

     REQUEST FOR WAIVER: Based on the foregoing, we believe that since any revenues received or losses incurred by Old Ciralight in the first quarter were immaterial and since Old Ciralight was out of business on January 27, 2009, the inclusion of audited financial information for the first quarter of 2009 would not have a material effect on an investor's decision about whether or not to invest in the Company. We also believe that the time and expense of such an audit would be unreasonable and of no value to the Company, our shareholders or investors. Therefore, we respectfully request that the Staff waive any requirement for the Company to provide audited financial statements for the first quarter of 2009, so that we do not have to bear unnecessary expenses and effort and so that we have no unnecessary delay in the review and processing of our registration statement.

PART II: ISSUES AND QUESTIONS DISCUSSED DURING MAY 13, 2010 CONFERENCE CALL AND THE COMPANY'S RESPONSES THERETO.

     The Company's responses to your seven questions and issues raised during the May 13 conference call regarding the Company's prior written response to Comment No. 28 are set forth below:

1. Why is there a difference between Old Ciralight's net loss for the period 1/1/09 to 3/14/09, as presented in the following two documents: (a) the table included in footnote No. 2 of the 2009 financial statements shows a net loss of $90,680 while (b) the table included in the initial response above shows a net loss of $79,787?

     Response: There was a difference of $10,893 between the net loss in the tables mentioned above, due to the fact that the Company's accounting consultant used a preliminary trial balance and statement of operations to prepare the table in the initial response shown above. The correct net loss for Old Ciralight is $90,680 for the period from January, 1, 2009 to March 14, 2009, as reflected in footnote No. 2. The final trial balance was utilized in order to arrive at the net loss of $90,680.

     The correct net loss is shown in the revised comment response  presented in
Part III, below.

2. Why was the dollar value of the inventory acquired by Ciralight Global, Inc. approximately $59,000 less than the ending inventory value shown on the books of Old Ciralight?

     Response: The value of the inventory amount acquired by Ciralight Global, Inc. was $59,160 lower than the ending inventory value of Old Ciralight as shown below:

     $341,595 Old Ciralight's inventory value per 12/31/08 audited financial statements

     (123,339)  Old Ciralight's cost of goods sold for the period 1/1/09 -
                3/14/09

     218,256    Old Ciralight's inventory value at 3/14/09

     (159,096)  Value of inventory acquired by Company on 4/1/09, at predecessor value

     $59,160 Variance between Old Ciralight inventory and inventory acquired by the Company

     On March 15, 2009, Mr. Adams instructed the transfer of assets he considered to have value, including inventory, from Old Ciralight's location in Salt Lake City, UT to Mr. Adam's facility in Anaheim, CA. The variance amount of $59,160 from the above calculation is a combination of suspected pilferage by disgruntled and terminated employees of Old Ciralight and inventory items that Mr. Adams considered to be obsolete. The items considered to be obsolete were left at Old Ciralight's location, were not transferred to Mr. Adams's Anaheim facility were not acquired by the Company.

3. Please explain the following statement, made in the third paragraph of the above May 3, 2010 Response Letter: "The revenues received by Old Ciralight in January and February 2009 were directly related to sales that had been made in 2008 ...."

     Response: The revenue of Old Ciralight for the period from January 1, 2009 to March 14, 2009, consisted of orders that had been received by Old Ciralight before December 31, 2008, and shipped and billed to customers during the period from January 1, 2009 to January 27, 2009. The only relation the 2009 sales had to 2008 was that the orders were received in 2008.

     The ambiguity in the wording of the initial response has been amended and is shown in the revised comment response presented in Part III, below..

4.   Please  explain the events that occurred  during the  following  timeframe:
     1/1/09- to 1/27/09.

     Response: As a matter of background, just prior to January 1, 2009, Old Ciralight was in dire financial straits, was having difficulty retaining staff, making sales, paying for component parts and other trade payables, paying its office and warehouse rents and servicing its heavy debt load. As the only secured creditor of Old Ciralight, Mr. Adams commenced foreclosure proceedings on the assets of Old Ciralight in December 2008. During the period from January 1, 2009, to January 27, 2009, several officers and directors resigned from Old Ciralight and many of its employees either left the company or were laid off. Also, no additional inventory or parts were purchased or ordered and no new sales orders were received during this period. Despite the turmoil at Old Ciralight, orders that had been received prior to December 31, 2008, were shipped and billed through January 27, 2009, from the units available in inventory.

     In anticipation of the pending foreclosure, Old Ciralight granted Mr. Adams, its only secured creditor, the right to (i) manufacture the Old Ciralight product on an exclusive basis and unconditionally; (ii) market and sell its product; and agreed to ship its inventory to a facility owned by Mr. Adams in Anaheim, CA, owned and controlled by Mr. Adams. For all intents and purposes, Old Ciralight ceased its operations on January 27, 2009.

5.   Please  explain the events that occurred  during the  following  timeframe:
     1/28/09- to 3/15/09.

     Response: During the period from January 28, 2009 to March 15, 2009, the staff of Old Ciralight was reduced to two people who were charged with sorting out the debts, sorting the assets and equipment, packing office items, sorting packing and preparing the inventory for the subsequent shipping to Mr. Adams, sorting, packing and disposing of files, records and office equipment and generally winding up the business affairs of Old Ciralight.

     Mr. Adams began working with the people who would become the management and principals of Ciralight Global, Inc. during February 2009 and such management incorporated the Company on February 26, 2009. The original plan between Mr. Adams and the Company was for the Company to handle sales, manufacturing, fulfillment of the Company's products on behalf of Mr. Adams. Thus, the Company immediately began manufacturing the Suntracker products, worked to improve the design of the prior company's product, leased warehouse space, negotiated with suppliers for component parts, agreed to repair or replace defective products that had been previously sold by Old Ciralight and installed by the old company's dealers and contractors. The Company was marketing itself and performing damage control, due to Old Ciralight's defunct status.

     On March 15,  2009,  Mr.  Adams  formally  foreclosed  on the assets of Old
Ciralight and demanded the transfer of assets he considered to have value, including inventory, computers and equipment, from Old Ciralight's location in Salt Lake City, UT to Mr. Adam's facility in Anaheim, CA.

     By the end of March 2009, Mr. Adams and Ciralight Global, Inc.'s management began negotiations pursuant to which Ciralight Global, Inc. would purchase all of the foreclosed assets from Mr. Adams.

6. What was the status of the assets during the following timeframe: 3/15/09 to 4/1/09?

     Response: During the period from March 15, 2009 to March 31, 2009, the assets were located in Mr. Adam's facility in Anaheim, CA, where they were sorted, inventoried, warehoused and prepared for transfer to the Company's new warehouse in Corona, CA.

     As a result of the Exchange of Stock for Assets Agreement, entered into with Mr. Adams on April 1, 2009, to acquire certain assets including, but not limited to, a United States patent, patent applications pending in Canada, Europe, Mexico and the United States, artwork, trademarks, equipment, furniture, databases, technical drawings, promotional materials, trade names and inventory parts and marketing rights related to the Suntracker One(TM) and Suntracker Two(TM) products previously owned and distributed by Old Ciralight, the assets were transferred from Mr. Adams' facility in Anaheim, CA to the Company's warehouse in Corona, CA, on April 1, 2009.

7. Other than inventory, what happened to the assets that were not acquired by the Company, but were reflected on Old Ciralight's books?

     Response: All of the assets transferred from Old Ciralight's location to Mr. Adams' facility, were subsequently transferred to and acquired by the Company. The assets were recorded on the Company's books at Old Ciralight's predecessor value. Any assets not transferred from Old Ciralight's location to Mr. Adams' facility were deemed to have no value by Mr. Adams and were left at Old Ciralight's location. In addition to assets that were deemed to have no value, any assets that were leased or were considered to be leasehold improvements were also left at Old Ciralight's location. The assets left at Old Ciralight's location were not the responsibility of Mr. Adams or the Company. The whereabouts and existence of these assets are presently unknown to Mr. Adams and the Company. The Company has no affiliation, contractual or otherwise, with Old Ciralight or any of its employees, officers or directors and the Company did not acquire any debts, liabilities or financial obligations of Old Ciralight.

PART III: REVISED COMPANY RESPONSE TO INITIAL COMMENT 28, INCLUDING TABLE, SUMMARY AND REQUEST FOR WAIVER

     Prior to our incorporation, there existed a company named "Ciralight, Inc." (referred to herein as "Old Ciralight") that was in the advanced skylights business. By the end of 2008, Old Ciralight was in dire financial straits and was having difficulty retaining staff, making sales, paying for component parts and other trade payables, paying its office and warehouse rents and servicing its heavy debt load. In January 2009, several officers and directors resigned from Old Ciralight and many of its employees either left the company or were laid off.

     On January 27, 2009, Old Ciralight granted Mr. George Adams, Sr., its only secured creditor, the right to (i) manufacture the Old Ciralight product on an exclusive basis and unconditionally and (ii) market and sell the its product, and agreed to ship all of its inventory to a facility owned or controlled by Mr. Adams in Anaheim, California. For all intents and purposes, Old Ciralight ceased its operations on January 27, 2009.

     The revenue of Old Ciralight for the period from January 1, 2009 to March 14, 2009 consisted of orders that had been received by Old Ciralight before December 31, 2008 and shipped and billed to customers during the period from January 1, 2009 to January 27, 2009. The revenues consisted of the sale and delivery of approximately 150 Suntracker products, a very nominal volume. After January 27, 2009, the date operations ceased at Old Ciralight, no meaningful or material business activities occurred in Old Ciralight. In the subsequent weeks thereafter, the staff of Old Ciralight was reduced to two people who were charged with sorting out the debts, sorting the assets and equipment, packing office items, sorting packing and preparing the inventory for the subsequent shipping to Mr. Adams, sorting, packing and disposing of files, records and office equipment and generally winding up the business affairs of Old Ciralight.

     Mr. Adams began working with the people who would become the management and principals of Ciralight Global, Inc. during February 2009 and such management incorporated Ciralight Global, Inc. on February 26, 2009. The original plan between Mr. Adams and Ciralight Global, Inc. was for Ciralight Global, Inc. to handle sales, manufacturing, marketing and fulfillment of Ciralight products on behalf of Mr. Adams. As a result, Ciralight Global, Inc. immediately began manufacturing the Suntracker products, leased warehouse space, negotiated with suppliers for component parts, agreed to repair or replace defective products that had been previously sold by Old Ciralight and installed by Old Ciralight's dealers and contractors.

     On March 15, 2009, Mr. Adams formally foreclosed on all of the assets of Old Ciralight. By the end of March 2009, Mr. Adams and Ciralight Global, Inc.'s management began negotiations pursuant to which Ciralight Global, Inc. would purchase all of the foreclosed assets from Mr. Adams.

     In April 2009, we entered into an Exchange of Stock for Assets Agreement with Mr. Adams ("Adams Agreement") to acquire certain assets including, but not limited to, a United States patent, patent applications pending in Canada, Europe, Mexico and the United States, artwork, trademarks, equipment, furniture, databases, technical drawings, promotional materials, trade names and inventory parts and marketing rights related to the Suntracker One(TM) and Suntracker Two(TM) daylighting products previously owned and distributed by Old Ciralight, such assets having been foreclosed on by Mr. Adams, who was the secured creditor of Old Ciralight. We did not acquire any equity securities of Old Ciralight. We did not acquire any assets directly from Old Ciralight and we have no affiliation, contractual or otherwise, with Old Ciralight.

     In April 2009, we acquired all of the above described assets from Mr. Adams, except for the United States patent, and the patent applications pending in Canada, Europe, Mexico and the United States, the license for the use of the patent application and other patent rights, in exchange for 3,200,000 shares of our common stock and 1,000,000 shares of our Series A Preferred Stock. In December 2009, we acquired the United States the patent and the patent applications pending in Canada, Europe, Mexico and the United States from Mr. Adams in exchange for the issuance by us of an additional 400,000 shares of our common stock and a convertible promissory note in the amount of $250,000. The promissory note we issued to Mr. Adams is convertible into shares of our common stock at a conversion rate of one share per $.25 of outstanding principal and interest. As a result of this transaction, Mr. Adams is our largest shareholder and has voting control over us.

     The Company believes that the following unaudited information related to Old Ciralight and Ciralight Global, Inc. supports its argument that during the first quarter of 2009, Old Ciralight conducted no material or meaningful business, for all intents and purposes had ceased doing business on January 27, 2009 and that the limited operations of Old Ciralight, for the brief period it operated during the first quarter of 2009, has no bearing on the Company, its shareholders and its investors:


                          See table on following page.

Ciralight Global, Inc.
Comparisons for the SEC Waiver Request to Not Audit the Stub Period

Ciralight Global, Inc. is referred to as New Co. in the current table. Old Ciralight is referred to as Old Co. in the current table.

     NET LOSS COMPARISONS:

     Comparison of Old Co. Net Loss:
     Net Loss During FY for 1/1/09 through 3/14/09                   $   90,680
     Net Loss During FY 2008                                          3,792,272
     2009 Net Loss as a percentage of 2008                                    2%

     Comparison of 2009 Net Loss - Old Co. to New Co.
     Net Loss for Old Co. During FY for 1/1/09 through 3/14/09           90,680
     Net Loss for New Co. (2/26/09 - 12/31/09)                          820,289
                                                                     ----------
     Loss if both Companies had been combined in 2009                $  910,969
                                                                     ----------
     Old Co. loss as a percentage of combined loss                           10%

     REVENUE COMPARISONS:

     Comparison of Old Co. Revenue:
     Revenue 1/1/09 - 3/14/09                                        $  179,894
     2008 revenues for Old Co.                                        1,592,263
     2009 revenues as a percentage of 2008                                   11%

     Comparison of 2009 Revenue: Old Co. to New Co.
     Revenue for FY 1/1/09 - 3/14/09 - Old Co.                          179,894
     Revenue for New Co.  (2/26/09 - 12/31/09)                          640,425
                                                                     ----------
     Revenue if both Companies had been combined in 2009             $  820,319
                                                                     ----------
     Old Co.  revenue as a percentage of combined revenue                    22%

     SUMMARY: On a stand alone basis, the information presented in the above table regarding the net loss and revenue of Old Ciralight during its remaining existence in the first quarter of 2009 may seem material at first glance when compared to both the prior year for Old Ciralight and to 2009 for the combined Old Ciralight and Ciralight Global, Inc. However, the detailed narrative responses contained in this letter describing Old Ciralight's limited operations and existence in the first quarter of 2009 present an overview that explains why the net loss and revenue for Old Ciralight for the brief period of its existence in 2009 are immaterial when compared to both the prior year for Old Ciralight and to 2009 for Ciralight Global, Inc.

     The Company further notes that:

     * there was not a full quarter of activity for Old Ciralight in 2009, as Old Ciralight conducted operations for a period of just 27 days in 2009 (from January 1, 2009 to January 27, 2009);

     * (b) the 2009 revenue of Old Ciralight is comprised of shipments for a portion of January 2009 relating to orders received in 2008 that normally would have shipped in 2008 had manpower and operations been up to par;

     * (c) the majority of Old Ciralight's expenses in 2009 were comprised of fixed operational accruals; and

     * (d) there was minimal, if any, activity to account for after January 27, 2009, when Old Ciralight ceased operations.

     REQUEST FOR WAIVER: Based on the foregoing, we believe that any revenue received or losses incurred by Old Ciralight in the first quarter of 2009 was immaterial, since Old Ciralight was out of business on January 27, 2009. The inclusion of audited financial information of Old Ciralight for the first quarter of 2009 would not have a material effect on an investor's decision about whether or not to invest in the Company. The operations of the Old Ciralight for the 27 days in January 2009 that it operated on a minimal scale have no bearing on the Company, its shareholders and investors. We also believe that the time and expense of such an audit would be unreasonable and of no value or additional benefit to the Company, our shareholders or investors. In addition, we do not know if it would even be possible to audit the first quarter of 2009 of Old Ciralight due to the uncertainty of the existence and location of the records, information, documentation and individuals with knowledge of what occurred, all of which would be required in order to conduct an audit. Therefore, we respectfully request that the Staff waive any requirement for the Company to provide audited financial statements of Old Ciralight for the first quarter of 2009, so that we do not have to bear unnecessary expenses and effort that an audit would certainly impose upon us and so that we have no unnecessary delay in the review and processing of our registration statement.

     Please contact me if you have any further questions regarding the above information.

Sincerely,


/s/ David E. Wise
-----------------------------
David E. Wise
Attorney

cc: Jeffrey S. Brain, President, Ciralight Global, Inc.